August 15, 2024

Richard Chin
Chief Executive Officer
SK Growth Opportunities Corp
228 Park Avenue S #96693
New York, NY 10003

       Re: SK Growth Opportunities Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed August 9, 2024
           File No. 001-41432
Dear Richard Chin:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 9, 2024
Risk Factors, page 2

1. We note disclosure regarding the risk of being subject to regulatory review and approval by the Committee on Foreign Investment in the United States in your most recent Form
       10-K filed on March 29, 2024. Please revise your disclosure in the preliminary proxy statement to include this risk.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 15, 2024
Page 2

       Please contact Ruairi Regan at 202-551-3269 or Isabel Rivera at 202-551-3518 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Lianna Whittleton, Esq.